FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of    October    , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date October 22, 2007	By	/s/ Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo Deputy Senior General Manager Global Finance Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Notice Regarding Revised Financial Forecast of Subsidiary (Nisca Corporation)

October 22, 2007

Canon Inc.
Chairman & CEO: Fujio Mitarai
Securities code: 7751
[Tokyo (First section) and other Stock Exchanges]

Inquiries:
Masahiro Osawa
Managing Director, Group Executive,
Finance & Accounting Headquarters
+81-3-3758-2111

Canon Finetech Inc.
President and Representative Director: Ikuo Soma
Securities code: 6421
[First Section of Tokyo Stock Exchange]

Inquiries:
Yuji Inoue
Managing Director
+81-48-949-2111

Notice Regarding Revised Financial Forecast of Subsidiary (Nisca Corporation)
Canon Inc. and Canon Finetech Inc., a subsidiary of Canon Inc., announced today that Nisca Corporation (Securities code: 6415, listed on Jasdaq Securities Exchange), a subsidiary of them, has revised its consolidated and non-consolidated financial forecast for fiscal year 2007 (January 1, 2007 to December 31, 2007), announced on July 23, 2007, as described in the attached notice.
There is no change to the consolidated financial forecasts for Canon Inc. and Canon Finetech Inc. due to this revision.

This notice contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost-reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this notice. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

October 22, 2007

Nisca Corporation
President & CEO: Mamoru Tanaka
Securities code: 6415
[Jasdaq Securities Exchange]

Inquiries:
Akira Komiyama
General Manager, Financial Department
+81-5-5622-6000
Notice Regarding Revised Financial Forecast
for Fiscal Year 2007 (January 1, 2007 to December 31, 2007)
Nisca Corporation (the “Company”) has revised its consolidated and non-consolidated financial forecast for fiscal year 2007 (January 1, 2007 to December 31, 2007), announced on July 23, 2007, as follows.
1.	Revised Consolidated Financial Forecast for Fiscal Year 2007 (January 1, 2007 to December 31, 2007)
(Units: millions of yen)

	Net Sales	Operating profit	Ordinary profit	Net income
Previous forecast (A)	46,000	2,500	2,600	1,600
Current forecast (B)	42,500	1,800	2,000	1,100
Change in amount (B-A)	-3,500	-700	-600	-500
Change (%)	-7.6%	-28.0%	-23.1%	-31.3%
(For reference) Results for fiscal year ending December 31, 2006	44,743	1,870	2,139	1,225

1.	Reasons for Revision to Consolidated Financial Forecast Basically, for the same reasons given for revision to non-consolidated financial forecast.

2.	Revised Non-Consolidated Financial Forecast for Fiscal Year 2007 (January 1, 2007 to December 31, 2007)
(Units: millions of yen)

	Net Sales	Operating profit	Ordinary profit	Net income
Previous forecast (A)	39,000	1,800	2,000	1,200
Current forecast (B)	36,500	1,400	1,600	850
Change in amount (B-A)	-2,500	-400	-400	-350
Change (%)	-6.4%	-22.2%	-20.0%	-29.2%
(For reference) Results for fiscal year ending December 31, 2006	41,433	1,340	1,719	1,158

1.	Reasons for Revision to Non-Consolidated Financial Forecast
1.	For the Paper Handling Business Unit, which is the main business of the Company,
1.	a greater-than-expected decrease in net sales, due to the impact of in-house production by customers.

2.	a reduction in the profit ratio, due to a change in product mix.
2.	For the Scanner Business Unit, a decrease in net sales due to inventory adjustment by customers.

3.	For the Optical and Measuring Business Unit, difficulty in returning to profitability due to sluggish net sales.
Note:

The forecasts provided above are based on information that was available as of the date of this announcement. Accordingly, actual results may differ from these forecasts due to various future factors.